Valley Forge Life Insurance Company

A Stock Company

Executive Office:                                    Home Office:
CNA Plaza                                            401 Penn St.
Chicago, Illinois  60685                             Reading, Pennsylvania 19601




                             FIXED ACCOUNT II RIDER


This rider forms a part of the contract to which it is attached. We will issue a supplemental contract data page showing the effective date of this rider, the guarantee period(s) selected and interest rate(s) to be credited.

The terms of this rider apply when purchase payments are allocated to Fixed Account II. This endorsement amends the contract as follows:


I.   Free Look

     The Free Look provision of the contract also applies to this rider if the effective date of this rider is the contract date.


II.  Fixed Account II

     Fixed Account II is added to the fixed account options available under this contract. Fixed Account II is held in a separate account, not in the general account. It offers guarantee periods longer than one year during which the rate of interest credited to the account may not change. The guarantee period(s) chosen is (are) shown on the supplemental contract data page. An interest adjustment as described below may be applied if funds are withdrawn from Fixed Account II before the end of a guarantee period.

     After the initial guarantee period(s), the current interest rate for any subsequent guarantee period of Fixed Account II may change. All interest payable is compounded daily.


III. Interest Adjustment

     If you make total or partial withdrawal or transfer from Fixed Account II other than at the end of a guarantee period, an interest adjustment will be made. The interest adjustment with respect to each purchase payment or transfer allocated from Fixed Account II is: Amount * {(1+I)/(1+J+0.005)}n/12 - 1

     Amount = The amount being withdrawn or transferred less any applicable contract maintenance charges or transfer processing fees;

     I    = The guaranteed interest rate in effect on the rider effective date.

     J = The current guaranteed interest rate available to new allocations for the same guarantee period on the withdrawal or transfer date.

     n = The number of full months remaining in the term at the time the withdrawal or transfer is processed.

     If the interest adjustment is a negative value, the interest adjustment is subtracted from the contract value. If the interest adjustment is a positive value, the interest adjustment is added to the contract value.

     The interest adjustment will never result in the contract value allocated to Fixed Account II being less than the sum of all purchase payments allocated to Fixed Account II less withdrawals and charges, plus 3% interest, compounded annually.

     There will be no interest adjustment on withdrawals or transfers from a guarantee period for: a.) a death benefit is paid under the contract; b.) amounts to pay fees and charges; and c.) amounts withdrawn or transferred at the end of a guarantee period.

     Within each guarantee period of Fixed Account II, withdrawals and transfers will be determined on a first-in, first-out basis.


IV.  Withdrawals and Transfers

     Any amount withdrawn or transferred from Fixed Account II other than at the end of a guarantee period will be subject to the interest adjustment shown above.


V.   Guarantee Period

     The initial current guarantee period(s) is (are) shown on a supplemental contract data page. During the thirty (30) days prior to the end of a guarantee period, you may: (1) renew for the same or other available guarantee period at its then current interest rate; or (2) elect to transfer all or some of the amount to any of the subaccounts or fixed accounts available under the contract.

     Such transfer will be made as of the last business day of a current guarantee period and will not be subject to any interest adjustment.

     If you do not choose a new guarantee period when a current one expires, we will select a new period. The period we select will be the same or next closest (choosing a shorter period first then a longer) guarantee period as had just expired. Such new guarantee period may not extend beyond the annuity date you chose. If such guarantee period does extend beyond your chosen annuity date, we will select the longest period which will not extend beyond that date. The funds in any guarantee period which expires within one (1) year of the latest annuity date will be allocated to Fixed Account I.


VI.  Multiple Guarantee Periods

     You may elect more than one guarantee period subject to our underwriting rules. Multiple guarantees and guarantee periods of the same duration but with different effective dates are treated separately for applying the interest adjustment. We reserve the right to credit different interest rates to: 1. different guarantee periods; 2. guarantee periods of the same duration with different effective dates.


VII. Change in Guarantee Period

     You may upon written notice change to any guarantee period currently being offered. If your request is other than at the end of a guarantee period, the interest adjustment will be applied.


VIII. Fixed Account II Value

     The value of Fixed Account II at any time is equal to:

     1.   the purchase payments allocated to Fixed Account II; plus

     2.   amounts transferred to Fixed Account II; plus

     3.   any interest credited to Fixed Account II; less

     4. any prior withdrawals and withdrawal charges deducted from Fixed Account II; less

     5.   any amounts transferred from Fixed Account II; less

     6.   any applicable taxes or charges deducted from Fixed Account II.


IX.  Deferral of Payments

     We reserve the right to defer transfers or withdrawals from Fixed Account II for up to six months after receipt of written notice, unless the law in your state provides otherwise.


     Signed for the Company at its Executive Offices in Chicago, Illinois on the rider effective date.

                         SUPPLEMENTAL CONTRACT DATA PAGE
                             Fixed Account II Rider
                           Form Number VAR-112 (6/99)

Issued as a part of this contract.

Rider Effective Date:      [November 1, 1999]


Fixed Account II:

     Minimum Guaranteed Interest Rate: [3.00%]
     [Current Fixed Account II Guarantee Periods: [2, 3, 4, 5, 6, 7, 8, 9, 10] Current Interest Rates for available guarantee period(s): Each current interest rate applies only to purchase payments allocated or transferred to Fixed Account II during the calendar month in which this contract is issued.

                                    [2 years         %
                                    3 years          %
                                    4 years          %
                                    5 years          %
                                    6 years          %
                                    7 years          %
                                    8 years          %
                                    9 years          %
                                    10 years         %]

     After the initial guarantee period, the current interest rate for any subsequent guarantee period of Fixed Account II may change. All interest payable is compounded daily.